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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Fund Evaluations, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Middle Country Road
(No. and Street)

Centereach, (City) NY (State) 11720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Philipps (631) 585-8282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Philipps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Fund Evaluations, Inc., as of December 31, 2003, ~~20~~ ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH. D.C.
183

PENSION FUND EVALUATIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, New York 11720

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc. as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 23, 2004, except for Note 7
for which date is February 26, 2004

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	7,218
Receivable from brokers		56,417
Securities owned, at market value: equities		1,414
Other receivables		48,875
Due from stockholder		15,000
Other assets		6,862
Total assets	$	135,786

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	90,852
Commitments and contingencies		
Stockholder's equity		
Common stock, par value $.10		
Authorized: 1,000,000 shares		
Issued and outstanding: 100,000 shares		10,000
Retained earnings		34,934
Total stockholder's equity		44,934
Total liabilities and stockholder's equity	$	135,786

The accompanying notes are an integral part of these financial statements.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Pension Fund Evaluations, Inc. (the "Company"), is a New York State corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Revenue Recognition

Securities transactions are recorded on the settlement date, which is generally three business days after the trade date, and one day after the trade date for options. There is no material difference between the trade and settlement dates.

(c) Depreciation

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided for on certain fixed assets pursuant to the accelerated method over the estimated useful lives of the assets. Other fixed assets are depreciated on the straight-line method over the estimated useful lives of the assets. All fixed assets costing $57,351 have been fully depreciated by December 31, 2003.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash

The Company held cash in accounts with a bank in excess of federally insured amounts.

(f) 401(k) Plan

The Company has a plan which qualifies under 401(k) of the Internal Revenue Service Code and covers employees who have completed one-half year of service and have reached the age of 18.

(g) Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation effective July 1, 2002. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is included in the financial statements.

Note 2 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital deficiency of $(26,015) and was in violation of its required net capital of $6,057 by $32,072. See Note 7 for violation of the net capital requirement.

Note 3 - Lease Commitment

The Company has an operating lease for the rental of office space that expires March 31, 2006. Future minimum rental payments under the lease are as follows:

Fiscal Year Ending December 31	Amount
2004	$ 36,728
2005	38,559
2006	9,756

Note 4 - Legal Matters

In the ordinary course, the Company is a defendant in other lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's financial position. Nevertheless, due to the uncertainties, it is reasonably possible that management's view of the outcome could change in the next year.

The National Association of Securities Dealers Inc. ("NASD") has made certain inquiries concerning a change in ownership as well as an inquiry concerning a former officer. The Company cannot predict when the NASD will complete their inquiries.

Note 5 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which conterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 - Rule 17a-11 Deficiency

The Company notified the NASD and the SEC of the net capital deficiency (rule 15c3-1) as of December 31, 2003, on February 25, 2004. The deficiency was remedied by a cash deposit on February 26, 2004 of $45,000. The company is in capital compliance as of February 26, 2004.

A copy of the Company's Statement of Financial Condition as at December 31, 2003, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.